UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Financial Statements
December 29, 2008 and 2007

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits as of December 29, 2008 and 2007	3

Statements of Changes in Net Assets Available for Benefits for the fiscal years ended December 29, 2008 and 2007	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 29, 2008	14-42

Consents of Independent Registered Public Accounting Firms
EX-23.1
EX-23.2

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
     We have audited the accompanying statement of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2008, and the related statement of changes in net assets available for benefits for the year ended December 29, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2008, and the changes in net assets available for benefits for the year ended December 29, 2008 in conformity with accounting principles generally accepted in the United States of America.
     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 26, 2009

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
WESCO Distribution, Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for plan benefits of WESCO Distribution, Inc. Retirement Savings Plan as of and for the year ending December 29, 2007, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of net assets available for plan benefits of WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2006, was audited by other auditors whose report, dated June 27, 2007, expressed an unqualified opinion of that statement.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2007, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 29, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Freed Maxick & Battaglia, CPAs, PC
Buffalo, New York
June 26, 2008

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2008 and 2007

	2008	2007
Investments at fair value (Notes 2, 4, 5, and 7)
Shares of registered investment companies	$124,263,627	$211,033,183
Common collective trusts	14,054,450	21,035,201
Stock funds and self-directed accounts	11,463,975	14,387,053
Stable Value Fund	105,930,357	89,577,909
RAFI Enhanced Large Company Fund	17,744,056	33,227,145
Participant loans	7,280,126	6,377,189

	280,736,591	375,637,680

Receivables
Employee contributions	876,896	889,851
Employer matching contributions	347,561	347,410
Employer discretionary contribution	8,803,031	7,533,707
Accrued interest	21,807	21,421

Net assets available for benefits at fair value	290,785,886	384,430,069

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive contracts (Note 7)	(2,617,033)	(1,683,438)

Net assets available for benefits	$288,168,853	$382,746,631

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2008 and 2007

	2008	2007
Additions
Employee contributions	$24,682,279	$23,858,850
Employee rollovers	1,026,878	16,366,083
Employer matching and discretionary contributions	16,821,370	15,025,271
Net appreciation from shares of registered investment companies	—	9,539,881
Net appreciation from common collective trusts	—	1,237,911
Net appreciation from the Stable Value Fund	4,872,830	2,868,637
Interest and dividend income	7,904,455	16,803,050

Total additions	55,307,812	85,699,683

Deductions
Net depreciation from shares of registered investment companies	88,135,613	—
Net depreciation from common collective trusts	5,559,051	—
Net depreciation from stock funds and self-directed accounts	8,420,085	4,049,655
Net depreciation from the RAFI Enhanced Large Company Fund	12,558,099	487,288
Distributions to withdrawing participants	34,229,706	35,661,705
Administrative expenses	983,036	223,965

Total deductions	149,885,590	40,422,613

Net (decrease) increase	(94,577,778)	45,277,070

Net assets available for benefits
Beginning of year	382,746,631	337,469,561

End of year	$288,168,853	$382,746,631

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
1.	Major Features of the Plan
Background
WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.
The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor’s payroll system.
As a result of the acquisition of Communications Supply Holdings, Inc. on November 3, 2006, approximately 800 participants were added to the Plan. These participants did not rollover their balances until 2007.
Contributions
The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $15,500. The $15,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant’s eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 3% of their compensation.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant’s total catch-up contribution cannot exceed $5,000. The catch up contribution limits are determined by the IRS and then indexed for inflation after 2007. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.
The Company also may, at the Board of Directors’ discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. The Company made discretionary contributions of $8,803,031 and $7,533,707 for the Plan’s fiscal years ended December 29, 2008 and 2007, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.
Forfeitures
Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the Plan’s provisions. Total forfeitures that reduced employer contributions in 2008 and 2007 were approximately $1,099,000 and $1,240,000, respectively. As of December 29, 2008, a balance of approximately $644,000 was available to reduce employer contributions in 2009.
Participant Accounts
An account is maintained for each participant, which is credited with the participant’s and the employer’s matching contributions and an allocation of employer’s discretionary contributions, plan earnings and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
2.	Summary of Significant Accounting Policies
Accounting Principles
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting.
Investment Valuation and Income Recognition
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 covers financial assets and liabilities, as well as any other assets and liabilities that are carried at fair value on a recurring basis in financial statements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for other nonfinancial assets and liabilities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS 157 establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).
The three levels of the fair value hierarchy under SFAS 157 are described below:
•	Level 1 – Observable inputs such as quoted prices in active markets that the Plan has the ability to access.

•	Level 2 – Inputs include:
1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques are used to maximize the use of observable inputs and minimize the use of unobservable inputs.
The adoption of SFAS 157 did not have an impact on the amounts recorded in the Plan’s financial statements and there was no cumulative impact recorded upon adoption.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2008 and 2007.
•	Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•	Collective investment trusts are valued at fair value by determining the price of the underlying investments. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust’s pricing service.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
•	The Stable Value Fund (Note 7) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•	Participant loans are valued at cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
As described in FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Net Appreciation (Depreciation) in Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i)

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
participants’ account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.
Other
All administrative expenses were paid by the Plan during 2008. Administrative expenses, excluding participant loan setup fees, distribution fees, hardship withdrawal fees and consulting fees, were paid by the Company and, therefore, were not expenses of the Plan during 2007.
Payment of Benefits
Benefits are recorded when paid.
3.	Tax Status
The IRS has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
4.	Investments
The  following  table  sets  forth  by  level,  within  the  fair  value  hierarchy,  the  Plan’s  assets as of December 29, 2008:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$124,263,627			124,263,627
Common collective trusts		14,054,450		14,054,450
Stock funds and self-directed accounts	11,463,975			11,463,975
Stable Value Fund		105,930,357		105,930,357
RAFI Enhanced Large Company Fund		17,744,056		17,744,056
Participant loans			7,280,126	7,280,126

	$135,727,602	137,728,863	7,280,126	280,736,591

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the fiscal year ended December 29, 2008:

Participant Loans
Balance, beginning of year	$6,377,189

Purchases, sales, issuances and settlements, net	902,937

Balance, end of year	$7,280,126

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2008 and 2007 were as follows:

	2008	2007
AMCAP Fund (Class R-4)	$22,432,077	$39,609,971
American Balanced Fund (Class A)	27,656,522	37,193,165
Columbia Acorn Fund (Class A)	18,503,267	33,406,094
RiverSource Midcap Value Fund *	—	25,049,255
Stable Value Fund	105,930,357	89,577,909
Thornburg International Value Fund	16,854,808	33,139,769

*	This fund did not represent 5% or more of the net assets available for benefits as of December 29, 2008.
5.	Participant Loans
Participants are permitted to borrow against a portion of their vested account balance, up to a maximum of $50,000 or 50% of their vested account balance, and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.
The interest rate applied to participant loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on loans outstanding ranged between 5.0% and 10.0% for the fiscal year ended December 29, 2008 (5% and 10.5% for the fiscal year ended December 29, 2007). Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $4,274,000 and $4,025,000 were made from the Plan and loan principal repayments of approximately $3,264,000 and $2,459,000 were received by the Plan for the fiscal years ended December 29, 2008 and 2007, respectively. Interest on the loans of approximately $530,000 and $451,000 was earned by the Plan for the fiscal years ended December 29, 2008 and 2007, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
6.	Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.
7.	The Stable Value Fund
During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants’ accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant’s accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund as of December 29, 2008 and 2007 are as follows:

Average yield for synthetic GICs	2008	2007

Based on actual earnings	4.39%	4.96%
Based on interest rate credited to participants	4.59%	5.05%
8.	Related Party Transactions
Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2008 were $4,414,000 and $2,305,000, respectively, and purchases and sales proceeds for 2007 were $4,542,000 and $5,535,000, respectively.
9.	Reconciliation of Financial Statements to Schedule H of form 5500
The adjustment from fair value to contract value for fully benefit-responsive investment contracts is not recorded on Schedule H of Form 5500.
The following is a reconciliation of net assets available for plan benefits per the financial statements at December 29, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$288,168,853	$382,746,631
Add: Adjustment from contract value for interest in Stable Value Fund relating to fully benefit responsive investment contracts	2,617,033	1,683,438

Net assets available for plan benefits per Schedule H of Form 5500	$290,785,886	$384,430,069

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2008 and 2007
The following is a reconciliation of net appreciation (depreciation), interest, and dividends in fair value of investments per the financial statements for the years ended December 29, 2008 and 2007 to Schedule H of Form 5500:

	2008	2007
Net appreciation (depreciation), interest, and dividends per the financial statements	$(101,895,563)	$25,912,536
Add: Adjustment from contract value for interest in Stable Value Fund relating to fully benefit responsive investment contracts	933,595	1,683,438
Add: Reclassifications to other expenses	—	106,337

Net appreciation (deprecation), interest, and dividends per Schedule H of Form 5500	$(100,961,968)	$27,702,311

10.	Subsequent Event
On December 31, 2008, Wachovia Retirement Services, trustee of the Plan, was merged with Wells Fargo & Company.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Alger Institutional Funds	Alger Midcap Growth Institutional Fund	$5,108,796
	AMCAP Fund	AMCAP Fund (Class R-4)	22,432,077
	American Funds	American Balanced Fund (Class A)	27,656,522
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	18,503,267
	Loomis Sayles	Loomis Sayles Invest Grade Bond	11,393,486
	MFS Family of Funds	MFS Value Fund (Class A)	10,393,488
	RiverSource Trust	Midcap Value Fund Class R4	11,921,183
	Thornburg International	Thornburg International Value Fund	16,854,808

	Shares of Registered Investment Companies Total		124,263,627

	Manning & Napier Promix Funds	Manning & Napier Promix Conservative Trust	2,624,556
	Manning & Napier Promix Funds	Manning & Napier Promix Extended Trust	3,489,932
	Manning & Napier Promix Funds	Manning &Napier Promix Maximum Trust	5,105,102
	Manning & Napier Promix Funds	Manning & Napier Promix Moderate Trust	2,834,860

	Common Collective Trusts Total		14,054,450

*	WESCO International, Inc.	WESCO International Pooled Stock Fund	5,474,232
	Ameriprise Cash	Cash and cash equivalents	817,781
	ABB Ltd Adr	Common Stock	11,849
	Abitibibowater Inc	Common Stock	2,646
	ABN Amro	Veredus Aggressive Growth	128,547
	Activision Blizzard Inc.	Common Stock	581
	ADR Cemex	Common Stock	9,060
	AGL Resources	Common Stock	29,570
	Agnico Eagle Mines LTD	Common Stock	5,076
	Akami Technologies	Common Stock	11,560
	Alcatel-Lucent Ads	Common Stock	124
	Altria Group Inc.	Common Stock	5,058
	Ambac Financial Group	Common Stock	3,480
	American Beacon Funds	Large Cap Value Fund	4,743
	American Century	Diversified Bond Fund	284,258
	American Century Funds	Ginne Mae Fund	101,312
	American Century Funds	International Bond Fund	14,920
	American International Group	Common Stock	969
	Apple Inc.	Common Stock	43,218
	Applied Materials	Common Stock	951
	Arcadia Resources, Inc.	Common Stock	350
	Artisan Funds	International Investor Shrs	3,794
	AT&T Inc	Common Stock	2,786
	Atlas Pipeline Partners LP	Common Stock	1,512
	Authentec Inc	Common Stock	4,170
	Azteca Gold Corp	Common Stock	197
	B & G Foods Inc.	Common Stock	20,325
	Badger Meter Inc.	Common Stock	1,291

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Bank America Corp	Common Stock	14,234
	Barclays Bank Plc	Common Stock	3,437
	Bemis Co	Common Stock	6,698
	Benida Beverage Co.	Common Stock	2
	Berkshire Hathaway Inc.	Common Stock	9,264
	Bhp Billiton Ltp-Spon Adr	Common Stock	4,029
	Biotime Inc.	Common Stock	70
	Boardwalk Pipeline Partners	Common Stock	3,542
	Boeing Co.	Common Stock	11,997
	BP Plc	Common Stock	4,532
	BP Prudhoe Bay Royalty Trust	Common Stock	2,813
	Brandywine Funds	Blue Equity Fund	20,243
	Budget Group Inc.	Common Stock	13
	Burlington Northern Inc	Common Stock	1,459
	Cal-Marine Foods Inc.	Common Stock	2,063
	Calumet Specialty Products	Common Stock	2,981
	Canadian Zinc Corp	Common Stock	154
	Carbon Sciences Inc.	Common Stock	170
	Caterpillar Inc.	Common Stock	23,499
	CBS Corp. Class B	Common Stock	45,501
	Celgene Corp.	Common Stock	19,680
	CF Inds Holdings	Common Stock	887
	Charys Holding Co.	Common Stock	2
	Cheniere Energy Inc	Common Stock	568
	Chesapeak Energy	Common Stock	3,900
	Chevron Corp.	Common Stock	7,155
	Chicago Bridge & Iron Co.	Common Stock	990
	Circuit City Stores	Common Stock	108
	Citigroup Inc.	Common Stock	10,184
	Citigroup Inc	Preferred Stock	5,912
	Clinical Data Inc.	Common Stock	2,049
	Coca Cola Co.	Common Stock	3,553
	Compass Minerals International	Common Stock	14,145
	Conocophillips	Common Stock	3,626
	Coronado Res LTD	Common Stock	491
	Corporate Exec Board	Common Stock	2,122
	Costco Whsl Corp. New	Common Stock	5,439
	CrossTex Energy Inc	Common Stock	747
	Crowflight Minerals Inc.	Common Stock	135
	CTS Corp.	Common Stock	555
	Deere & Co	Common Stock	757
	Del Global Technologies Corp.	Common Stock	98
	Deliste Incorporated	Common Stock	126
	Dodge & Cox Funds	Balanced Fund	121,700
	Dodge & Cox Funds	Income Fund	59,817
	Dodge & Cox Funds	Stock Fund	50,675

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Dorchester Minerals LP	Common Stock	1,552
	Dynamic Materials Corp	Common Stock	1,619
	Eaton Corp.	Common Stock	50,995
	EI Dupont	Common Stock	490
	Enbridge Energy Partners	Common Stock	2,449
	Energy Transfer Equity LP	Common Stock	3,358
	EON AG.SP ADR	Common Stock	11,847
	Excelsior Funds	Value & Restructuring Fund	7,382
	Exide Technologies	Common Stock	23,000
	Exxon Mobil Corp.	Common Stock	27,697
	Fastenal Company	Common Stock	6,468
	Federal Mogul Corp.	Common Stock	1
	Federal Mogul	Series D Convertible Rights and Warrants	71
	First Marblehead Corp	Common Stock	162
	Fluor Corp	Common Stock	8,836
	Federal National Meeting Association	Series S Preferred Stock	270
	Fortescue Metal Group LTD	Common Stock	188
	Foster Wheeler LTD	Common Stock	7,119
	Freeport McMoran Copper & Gold Inc.	Common Stock	14,810
	Frontline LTD	Common Stock	2,879
	Fuel-Tech	Common Stock	5,085
	Gamco International Growth AAA	Foreign Large Growth Fund	5,152
	General Cable Corp	Common Stock	644
	General Electric	Common Stock	65,224
	Goldcorp Inc.	Common Stock	1,565
	Goldman Sachs Group	Common Stock	7,656
	Google Inc.	Common Stock	595
	Halliburton Co	Common Stock	10,750
	Harbor Funds	International Fund	31,236
	Harbor Funds	Bond Fund — Institutional Class	10,144
	Hawaiian Electric Ind. Inc.	Common Stock	8,060
	Headwaters Inc.	Common Stock	1,334
	Heartland Funds	Select Value Fund	15,162
	Hewlett Packard	Common Stock	7,116
	I Shares	Silver Trust	84,275
	I Shares	Lehman US Treas Inf Pro Sec	59,738
	I Shares	Lehman 1-3 Year Bond Fund	59,403
	I Shares	TR JBOXX High Yield Corporate Bond Fund	50,369
	I Shares	Nasdaq Biotechnology Index Fund	49,939
	I Shares	S&P Trust Fund	37,642
	I Shares	MSCI Switzerland Ind Fund	26,462
	I Shares	MSCI Emerging Markets Index Fund	25,800
	I Shares	S&P Global Utilities	11,911
	I Shares	S&P Global Telecom Fund	9,842
	I Shares	DJ Select Dividend Index Fund	7,081
	I Shares	S&P Global 100	3,850

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	I Shares	S&P Gloal Finl Sector	3,639
	I Shares	DJ U.S. Consumer Cycl SEC Fund	2,016
	I Shares	MSCI Canadian Index Fund	1,669
	I Shares	MSCI Brazil	1,472
	I Shares	MSCI Taiwan Index Fund	1,438
	I Shares	TR Dow Jones US Aerospace & Defense Equity Fund	5,816
	Icon Funds	Icon Healthcare Fund	35,615
	Icon Funds	International Equity Fund	24,378
	Idaho General Mines Inc.	Common Stock	469
	IGO Inc.	Common Stock	8,256
	Integral Technologies Inc.	Common Stock	1,260
	Intel Corp.	Common Stock	16,956
	International Pkg & Logistics	Common Stock	3
	Interplay Entertainment	Common Stock	80
	Intl Speedway	Common Stock	4,867
	Invio Biomedical Corp.	Common Stock	825
	Ivanhoe Energy, Inc.	Common Stock	37
	J.P. Morgan Chase & Co.	Common Stock	13,401
	Janus Funds	Overseas Fund	26,511
	Janus Funds	Mid Cap Value Fund	17,536
	Janus Funds	Enterprise Fund	13,004
	Janus Funds	Special Equity Fund	8,933
	Janus Funds	Orion Fund	6,313
	John Bean Technologies Corp	Common Stock	161
	Johnson & Johnson	Common Stock	4,826
	KBR Inc.	Common Stock	4,452
	Keryx Biopharmaceuticals	Common Stock	44
	Key Bankshares	Common Stock	3,438
	Kinder Morgan Energy Partners LP	Common Stock	11,295
	Kinetics Paradigm Fund	Common Stock	9,183
	Koko Petroleum Inc.	Common Stock	60
	Kraft Foods	Common Stock	902
	Lehman Brothers Holdings Inc	Preferred Stock	1
	Loomis Sayles	Global Bond Fund	167,299
	Lowes Companies	Common Stock	6,375
	Managers Intermediate Duration Govt	Fixed Fund	42,392
	Manhattan Pharmaceuticals	Common Stock	42
	Mannkind Corp	Common Stock	1,292
	Marathon Oil Corp	Common Stock	12,960
	Marisco	21st Century Mutual Fund	5,049
	Marsico	Large Growth Fund	17,248
	Market Vectors ETF TR	Agribusiness Fund	3,950
	Market Vectors ETF TR	Global Alternative Energy Fund	3,299
	Masco Corp	Common Stock	31,530
	Mastercard Inc.	Common Stock	11,147

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Matrix Advisors	Value Fund	27,077
	Maxwell Technologies Inc	Common Stock	966
	MBIA Inc.	Common Stock	12,120
	McDermott Intl	Common Stock	2,040
	MDRNA Inc.	Common Stock	76
	Mechel-ADR	Common Stock	392
	MEMCO Electronic Materials	Common Stock	1,308
	Merck & Co.	Common Stock	3,396
	Microsoft Corp	Common Stock	18,960
	Monsanto Company	Common Stock	6,847
	Mosaic Co.	Common Stock	1,660
	Nacel Energy Corp.	Common Stock	2,400
	Neomedia Technologies	Common Stock	14
	Neuberger Berman	Real Estate Fund	10,326
	Newcastle Investment Corp.	Common Stock	145
	Nokia Corp.	Common Stock	5,321
	Nucor Corp	Common Stock	8,892
	Nidia Corp	Common Stock	1,163
	Oakmark Funds	Global Fund	34,744
	Oakmark Funds	Equity and Income Fund (I)	30,885
	Oakmark Funds	Equity Fund	8,707
	Oakmark Funds	International Fund (Class I)	6,979
	Oneok Partners LP	Common Stock	6,626
	Oracle Systems	Common Stock	5,166
	Palomar Medical Tech	Common Stock	21,420
	Parnassus Income Trust	Equity Income Fund	228,821
	Paychex Inc.	Common Stock	3,708
	Peabody Energy Corp	Common Stock	1,867
	Petro Canada	Common Stock	2,544
	Petrohawk Energy Corp.	Common Stock	3,941
	Petroleo Brasileiro SA Petrobas Sponsored ADR	Common Stock	1,120
	Philip Morris International Inc.	Common Stock	2,158
	PIMCO Funds	Total Return Fund	98,344
	PNC Financial Services Group	Common Stock	1,223
	PNM Resources Inc.	Common Stock	44,910
	Powershares	DB Agricultural Fund	18,066
	Powershares	DB Multi Sector Commodity TR Powershares DB Oil Fund	49,817
	Powershares	Global Water Portfolio Fund	8,274
	Proshares TR	Ultra Financial Fund	47,250
	Purchase Pro.com	Common Stock	1
	Pyramid Oil Co.	Common Stock	91
	Qualcomm Inc.	Common Stock	8,525
	Rayonier Inc	Common Stock	585
	Reliant Energy, Inc.	Common Stock	7,875
	Research In Motion LTD	Common Stock	2,911

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Reserve Primary Fund	Primary Fund CLA	122,430
	Royce	Total Return Fund	4,586
	RS Partners	Growth Fund	2,495
	Riversource Trust	Diverisfied Equity Income Fund	49,712
	Riversource Trust	Strategic Allocation Class R4 Fund	22,087
	Sandridge Energy Inc.	Common Stock	5,540
	Sasol LTD ADR	Common Stock	5,087
	Schering-Plough	Common Stock	3,310
	Sequenom Inc.	Common Stock	968
	Shaw Group Inc.	Common Stock	1,927
	Silver Eagle Mines Inc.	Common Stock	418
	Silver Grail Res LTD	Common Stock	463
	Silver Quest Res LTD	Common Stock	86
	Silver Star Energy	Common Stock	1
	Sims Group LTD	Common Stock	5,720
	SIRF Technology Holdings Inc.	Common Stock	262
	Sirius Satellite Radio Inc.	Common Stock	77
	SIT Funds	US Government Securities Fund	147,479
	Sociedad Quimica Y Minera de Chile	Common Stock	2,458
	Sohu.com Inc.	Common Stock	1,349
	Sound Shore Fund	Common Stock	4,373
	SPDR	Gold Trust Fund	83,587
	SPDR	S&P China ETF Fund	23,903
	Spectra Energy Corp	Common Stock	3,788
	SSGA	International Stock Selection Fund	33,354
	Statiol ASA Group	Common Stock	21,681
	Strategic Resource Acquisition Corp	Common Stock	40
	Sun Microsystems	Common Stock	23,165
	Sysco Corp.	Common Stock	5,292
	T. Rowe Price Funds	New Asia Fund	172,026
	T. Rowe Price Funds	Balanced Fund	107,728
	T. Rowe Price Funds	Capital Appreciation Fund	86,368
	T. Rowe Price Funds	New Era Fund	70,257
	T. Rowe Price Funds	Growth Stock Fund	30,764
	T. Rowe Price Funds	Spectrum International Fund	10,691
	T. Rowe Price Funds	Dividend Growth Fund	3,506
	TCW Funds, Inc.	Focused Equities Fund	10,338
	TEJON Ranch Co	Common Stock	2,357
	Tellabs	Common Stock	1,230
	The India Fund Inc.	Equity Fund	6,262
	The Muhlenkamp Fund	Equity Fund	5,265
	Third Avenue	Real Estate Value Fund	70,736
	Third Avenue	International Value Fund	38,579
	Third Avenue	Value Fund	10,871
	Third Avenue	Small Cap Value Fund	10,856
	Thompson Plumb and Associates	Growth Fund	2,676

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	3M Company	Common Stock	29,125
	Time Warner Cable	Common Stock	52,520
	Time Warner Inc.	Common Stock	25,090
	Transocean Inc.	Common Stock	12,244
	Trinity Industries Inc.	Common Stock	2,936
	Tumi Res LTD	Common Stock	668
	TVIA Inc.	Common Stock	40
	UIL Holdings Corp	Common Stock	29,440
	Ultra Petroleum Corp	Common Stock	3,330
	Unigene Labs Inc.	Common Stock	3,200
	US Bancorp	Common Stock	28,452
	Valeant Pharmaceuticals Intl.	Common Stock	2,214
	Vanguard Funds	Target Ret 2015	118,772
	Vanguard Funds	Specialized Portfolios — Dividend Appreciation	87,891
	Vanguard Funds	Total Stock Market Vipers	47,031
	Vanguard Funds	Windsor II Fund	34,363
	Vanguard Funds	Wellesley Income Fund	20,668
	Vanguard Funds	Extended Market Vipers Ind Fund	20,511
	Vanguard Funds	International Value Fund	15,290
	Vanguard Funds	International Growth Fund	14,864
	Vanguard Funds	Growth Vipers Common Stock	1,902
	Vanguard Funds	Mid Cap Growth Index Viper Shares Fund	1,623
	Vecima Networks Inc	Common Stock	5
	Veolia Environment ADR	Common Stock	4,452
	Viacom Inc.	Common Stock Class B	100,193
	Virgin Media Inc.	Common Stock	13,350
	Visa Inc.	Common Stock	15,912
	Walgreen Co	Common Stock	4,730
	Wasatch Heritage	Growth Fund	6,767
	Washington Mutual Savings Bank	Common Stock	2,415
	Wells Fargo & Co	Common Stock	11,132
	White Mountains Insurance Group	Common Stock	2,728
	Whole Food Market Inc	Common Stock	994
	Windstream Corp	Common Stock	26,670
	WW Grainger	Common Stock	1,495

	Stock Funds and Self-Directed
	Accounts Total		11,463,975

	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	105,930,357
	Wrapper Contract	Wrapper Contract	—

	Stable Value Fund Total		105,930,357

	CASH	Cash and Cash Equivalents	14,828
	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	Cash and Cash Equivalents	484,175

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	3M CO COM	Common Stock	52,934
	ABBOTT LABS COM	Common Stock	62,552
	ABERCROMBIE & FITCH CO CL A	Common Stock	3,695
	ABM INDS INC COM	Common Stock	3,416
	ACCENTURE LTD COM	Common Stock	42,074
	ACCO BRANDS CORP COM	Common Stock	1,599
	ACE LIMITED COM	Common Stock	41,136
	ACTIVISION BLIZZARD INC COM	Common Stock	3,420
	ACUITY BRANDS INC COM	Common Stock	7,627
	ACXIOM CORP COM	Common Stock	2,037
	ADAMS RES & ENERGY INC COM	Common Stock	2,249
	ADC TELECOMMUNICATIONS INC COM	Common Stock	1,963
	ADOBE SYS INC COM	Common Stock	6,443
	ADVANCE AMERICA CASH ADVANCE COM	Common Stock	1,027
	ADVANCE AUTO PARTS COM	Common Stock	6,280
	ADVANCED MICRO DEVICES INC COM	Common Stock	5,051
	ADVANTA CORP CL B	Common Stock	728
	AECOM TECHNOLOGY CORP COM	Common Stock	8,672
	AEROPOSTALE INC COM	Common Stock	2,544
	AES CORP COM	Common Stock	7,826
	AETNA INC COM	Common Stock	33,940
	AFC ENTERPRISES INC COM	Common Stock	1,743
	AFFILIATED COMPUTER SVCS INC CL A	Common Stock	6,721
	AFLAC INC COM	Common Stock	55,663
	AGCO CORP COM	Common Stock	6,733
	AGILENT TECHNOLOGIES INC COM	Common Stock	6,910
	AGL RES INC COM	Common Stock	8,546
	AIR PRODUCTS & CHEMICALS INC COM	Common Stock	6,327
	AK STEEL HLDG CORP COM	Common Stock	2,225
	ALASKA AIR GRP INC COM	Common Stock	10,004
	ALBERTO-CULVER CO COM	Common Stock	16,463
	ALCOA INC COM	Common Stock	14,459
	ALEXANDER & BALDWIN INC COM	Common Stock	2,922
	ALLEGHANY CORP DEL COM	Common Stock	7,196
	ALLEGHENY ENERGY INC COM	Common Stock	3,630
	ALLEGHENY TECHNOLOGIES INC COM	Common Stock	3,378
	ALLERGAN INC COM	Common Stock	4,521
	ALLIANCE DATA SYSTEMS CORP COM	Common Stock	3,303
	ALLIANT ENERGY CORP COM	Common Stock	12,836
	ALLIANT TECHSYSTEMS INC COM	Common Stock	3,344
	ALLIED CAP CORP NEW COM	Common Stock	855
	ALLIED WORLD ASSURANCE HOLD COM	Common Stock	9,727
	ALLSTATE CORP COM	Common Stock	78,995
	ALON USA ENERGY INC COM	Common Stock	7,267
	ALTERA CORP COM	Common Stock	2,828

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ALTRIA GROUP INC COM	Common Stock	332,597
	AMAZON COM INC COM	Common Stock	18,278
	AMDOCS LTD COM	Common Stock	6,745
	AMERCO COM	Common Stock	5,339
	AMEREN CORP COM	Common Stock	17,307
	AMERICAN AXLE & MFG HLDGS INC COM	Common Stock	1,969
	AMERICAN CAPITAL LTD COM	Common Stock	444
	AMERICAN EAGLE OUTFITTERS INC NEW COM	Common Stock	5,548
	AMERICAN ELEC PWR CO INC COM	Common Stock	31,792
	AMERICAN EXPRESS COMPANY COM	Common Stock	33,559
	AMERICAN FINL GRP INC OHIO COM	Common Stock	10,631
	AMERICAN GREETINGS CORP CL A COM	Common Stock	2,240
	AMERICAN INTL GRP INC COM	Common Stock	30,549
	AMERICAN NATL INS CO COM	Common Stock	5,299
	AMERICAN TOWER CORP CL A	Common Stock	2,608
	AMERICAN WATER WORKS CO INC COM	Common Stock	10,910
	AMERIGROUP CORPORATION COM	Common Stock	6,208
	AMERIPRISE FINANCIAL INC COM	Common Stock	12,936
	AMERISOURCEBERGEN CORP COM	Common Stock	53,256
	AMGEN INC COM	Common Stock	29,516
	AMKOR TECHNOLOGY INC COM	Common Stock	1,321
	AMR CORP DEL COM	Common Stock	75,297
	ANADARKO PETROLEUM CORP COM	Common Stock	26,220
	ANALOG DEVICES INC COM	Common Stock	8,638
	ANIXTER INTL INC COM	Common Stock	1,490
	ANNTAYLOR HLDGS INC COM	Common Stock	2,485
	AON CORP COM	Common Stock	27,661
	APACHE CORP COM	Common Stock	12,408
	APARTMENT INVT & MGMT CO CL A	Common Stock	1,563
	APOLLO GRP INC CL A	Common Stock	6,647
	APPLE INC COM	Common Stock	25,723
	APPLIED INDL TECHNOLOGIES INC COM	Common Stock	2,101
	APPLIED MATERIALS INC COM	Common Stock	9,643
	ARCH CAPITAL GROUP LTD COM	Common Stock	14,390
	ARCH CHEMICALS INC COM	Common Stock	3,363
	ARCHER DANIELS MIDLAND CO COM	Common Stock	29,217
	ARKANSAS BEST CORP DEL COM	Common Stock	5,506
	ARMSTRONG WORLD INDUSTRIES-WI COM	Common Stock	7,313
	ARROW ELECTRS INC COM	Common Stock	8,817
	ARTHUR J. GALLAGHER & CO COM	Common Stock	7,159
	ARVINMERITOR INC COM	Common Stock	1,396
	ASBURY AUTOMOTIVE GROUP COM	Common Stock	1,391
	ASCENT MEDIA CORP COM	Common Stock	463
	ASHLAND INC COM	Common Stock	5,122
	ASPEN INSURANCE HOLDINGS LTD COM	Common Stock	6,287
	ASSOCIATED BANC CORP COM	Common Stock	8,791

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ASSURANT INC COM	Common Stock	6,170
	ASTORIA FINL CORP COM	Common Stock	5,635
	AT&T INC COM	Common Stock	254,724
	ATLAS AIR WORLDWIDE HLDGS INC COM	Common Stock	1,745
	ATMEL CORP COM	Common Stock	3,054
	ATMOS ENERGY CORP COM	Common Stock	5,760
	AUTODESK INC COM	Common Stock	2,875
	AUTOLIV INC COM	Common Stock	5,297
	AUTOMATIC DATA PROCESSING INC COM	Common Stock	36,823
	AUTONATION INC DEL COM	Common Stock	42,267
	AUTOZONE INC COM	Common Stock	15,923
	AVID TECHNOLOGY INC COM	Common Stock	1,416
	AVIS BUDGET GROUP INC COM	Common Stock	2,013
	AVNET INC COM	Common Stock	10,111
	AVON PRODS INC COM	Common Stock	15,008
	AVX CORP NEW COM	Common Stock	2,714
	AXIS CAPITAL HOLDINGS LTD COM	Common Stock	11,007
	BAKER HUGHES INC COM	Common Stock	9,946
	BALL CORP COM	Common Stock	11,108
	BANCORPSOUTH INC COM	Common Stock	4,620
	BANK OF AMERICA CORP COM	Common Stock	178,546
	BANK OF HAWAII CORP COM	Common Stock	3,792
	BANK OF NEW YORK MELLON CORP COM	Common Stock	34,124
	BARNES & NOBLE INC COM	Common Stock	5,226
	BAXTER INTL INC COM	Common Stock	32,192
	BB&T CORP COM	Common Stock	74,984
	BEAZER HOMES USA INC COM	Common Stock	1,204
	BECKMAN COULTER INC COM	Common Stock	2,382
	BECTON DICKINSON & CO COM	Common Stock	9,194
	BED BATH & BEYOND INC COM	Common Stock	14,218
	BELO CORP COM SER A	Common Stock	1,897
	BEMIS CO INC COM	Common Stock	8,225
	BENCHMARK ELECTRONICS INC COM	Common Stock	2,865
	BERKLEY W R CORP COM	Common Stock	20,763
	BEST BUY INC COM	Common Stock	33,162
	BIG LOTS INC COM	Common Stock	3,795
	BIOGEN IDEC INC COM	Common Stock	3,072
	BJ SVCS CO COM	Common Stock	1,359
	BJS WHSL CLUB INC COM	Common Stock	14,554
	BLACK & DECKER CORP COM	Common Stock	19,707
	BLACKROCK INC COM	Common Stock	10,433
	BLOCK H & R INC COM	Common Stock	10,399
	BLOCKBUSTER INC CL-A COM	Common Stock	3,158
	BLUELINX HOLDINGS INC COM	Common Stock	1,343
	BMC SOFTWARE INC COM	Common Stock	4,847
	BOEING CO COM	Common Stock	65,304

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BOK FINANCIAL CORP COM (NEW)	Common Stock	5,541
	BORDERS GRP INC COM	Common Stock	263
	BORG WARNER INC COM	Common Stock	6,754
	BOSTON PPTYS INC COM	Common Stock	6,805
	BOSTON SCIENTIFIC CORP COM	Common Stock	16,060
	BOYD GAMING CORP COM	Common Stock	1,705
	BRINKER INTL INC COM	Common Stock	2,692
	BRINKS CO/THE COM	Common Stock	2,357
	BRINKS HOME SECURITY HOLDING COM	Common Stock	1,967
	BRISTOL-MYERS SQUIBB CO COM	Common Stock	162,461
	BROADCOM CORP COM	Common Stock	7,598
	BROADRIDGE FINANCIAL SOLUTIONS COM	Common Stock	4,486
	BROWN SHOE INC NEW COM	Common Stock	2,190
	BROWN-FORMAN CORP CL B COM	Common Stock	5,293
	BRUNSWICK CORP COM	Common Stock	4,191
	BUILDERS FIRSTSOURCE INC COM	Common Stock	1,570
	BUNGE LTD COM	Common Stock	7,147
	BURGER KING HOLDINGS INC COM	Common Stock	5,407
	BURLINGTON NORTHERN SANTA FE COM	Common Stock	38,163
	C H ROBINSON WORLDWIDE INC COM	Common Stock	10,833
	C R BARD INC COM	Common Stock	4,403
	CA INC COM	Common Stock	11,075
	CABELAS INC-CL A COM	Common Stock	1,499
	CABLEVISION SYSTEMS NY GRP CL A	Common Stock	4,372
	CABOT CORP COM	Common Stock	2,543
	CADENCE DESIGN SYS INC COM	Common Stock	4,179
	CALIFORNIA WTR SERVICE GRP (DEL) COM	Common Stock	4,459
	CALPINE CORP COM	Common Stock	1,728
	CAMBREX CORP COM	Common Stock	3,235
	CAMERON INTERNATIONAL CORP COM	Common Stock	4,805
	CAMPBELL SOUP CO COM	Common Stock	20,758
	CAPITAL ONE FINANCIAL CORP COM	Common Stock	31,831
	CAPITALSOURCE INC COM	Common Stock	1,052
	CARDINAL HLTH INC COM	Common Stock	67,272
	CAREER ED CORP COM	Common Stock	6,911
	CARLISLE COS INC COM	Common Stock	2,352
	CARMAX INC COM	Common Stock	3,698
	CARNIVAL CORP COM	Common Stock	15,183
	CARPENTER TECHNOLOGY CORP COM	Common Stock	3,051
	CARTER HOLDINGS COM	Common Stock	6,531
	CASEYS GEN STORES INC COM	Common Stock	8,315
	CATERPILLAR INC COM	Common Stock	22,864
	CATHAY BANCORP INC COM	Common Stock	4,864
	CATO CORP NEW CL A	Common Stock	3,298
	CB RICHARD ELLIS GROUP INC-A COM	Common Stock	2,619
	CBS CORP COM	Common Stock	31,306

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CDI CORP COM	Common Stock	1,688
	CELANESE CORP COM	Common Stock	2,844
	CELGENE CORP COM	Common Stock	2,676
	CENTENE CORP COM	Common Stock	3,286
	CENTERPOINT ENERGY INC COM	Common Stock	8,126
	CENTEX CORP COM	Common Stock	4,649
	CENTURY ALUM CO COM	Common Stock	577
	CENTURYTEL INC COM	Common Stock	4,806
	CEPHALON INC COM	Common Stock	4,235
	CERNER CORP COM	Common Stock	4,584
	CF INDUSTRIES HOLDINGS INC COM	Common Stock	1,121
	CHARMING SHOPPES COM	Common Stock	6,161
	CHEMTURA CORP COM	Common Stock	1,187
	CHESAPEAKE ENERGY CORP COM	Common Stock	2,668
	CHEVRON CORP COM	Common Stock	414,561
	CHILDRENS PL RETAIL STORES INC COM	Common Stock	3,910
	CHIQUITA BRANDS INTL INC COM	Common Stock	5,453
	CHUBB CORP COM	Common Stock	55,084
	CIGNA CORP COM	Common Stock	30,857
	CIMAREX ENERGY CO-W/I COM	Common Stock	1,834
	CINCINNATI BELL INC COM	Common Stock	1,344
	CINCINNATI FINL CORP COM	Common Stock	45,896
	CINTAS CORP COM	Common Stock	6,720
	CIRCUIT CITY STORES INC COM	Common Stock	480
	CISCO SYSTEMS INC COM	Common Stock	56,211
	CIT GROUP HLDGS COM	Common Stock	4,591
	CITIGROUP INC COM	Common Stock	146,544
	CITY NATL CORP COM	Common Stock	6,911
	CLEAR CHANNEL OUTDOOR-CL A COM	Common Stock	2,779
	CLEARWATER PAPER CORP COM	Common Stock	202
	CLOROX CO COM	Common Stock	9,153
	CME GROUP INC COM	Common Stock	2,021
	CMS ENERGY CORP COM	Common Stock	6,287
	CNA FINL CORP COM	Common Stock	15,666
	CNA SURETY CORP COM	Common Stock	5,979
	COACH INC COM	Common Stock	3,557
	COCA COLA ENTERPRISES INC COM	Common Stock	29,483
	COCA-COLA BOTTLING CO CONSOLIDATED COM	Common Stock	5,719
	COCA-COLA CO COM	Common Stock	41,035
	COLGATE-PALMOLIVE CO COM	Common Stock	71,703
	COLONIAL BANCGROUP INC COM	Common Stock	3,581
	COLONIAL PPTYS TR COM	Common Stock	1,153
	COLUMBIA SPORTSWEAR CO COM	Common Stock	3,516
	COMCAST HLDGS INC CL A	Common Stock	161,543
	COMERICA INC COM	Common Stock	20,566
	COMMERCE BANCSHARES INC COM	Common Stock	7,646

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	COMMERCIAL METALS CO COM	Common Stock	3,981
	COMPUCREDIT CORP COM	Common Stock	3,148
	COMPUTER SCIENCES CORP COM	Common Stock	28,397
	COMPUWARE CORP COM	Common Stock	2,717
	CON-WAY INC COM	Common Stock	2,077
	CONAGRA FOODS INC COM	Common Stock	15,997
	CONOCOPHILLIPS COM	Common Stock	145,579
	CONSECO INC COM	Common Stock	6,429
	CONSOL ENERGY INC COM	Common Stock	2,061
	CONSOLIDATED EDISON INC COM	Common Stock	56,454
	CONSTELLATION ENERGY GROUP INC COM	Common Stock	12,158
	CONTINENTAL AIRLINES INC CL B COM	Common Stock	44,009
	CONVERGYS CORP COM	Common Stock	2,833
	COOPER INDUSTRIES LTD COM	Common Stock	5,843
	COOPER TIRE & RUBBER CO COM	Common Stock	6,093
	CORE MARK HOLDING CO INC COM	Common Stock	5,607
	CORN PRODS INTL INC COM	Common Stock	3,462
	CORNING INC COM	Common Stock	6,985
	CORUS BANKSHARES INC COM	Common Stock	1,454
	COSTCO WHOLESALE CORP COM	Common Stock	99,220
	COVANCE INC COM	Common Stock	2,331
	COVENTRY HLTH CARE INC COM	Common Stock	5,050
	COVIDIEN LTD COM	Common Stock	12,649
	COX RADIO INC CL A	Common Stock	2,584
	CRACKER BARREL OLD COUNTRY COM	Common Stock	3,379
	CRANE CO COM	Common Stock	2,619
	CROWN HOLDINGS INC COM	Common Stock	8,980
	CSX CORP COM	Common Stock	15,265
	CULLEN FROST BANKERS INC COM	Common Stock	5,292
	CUMMINS INC COM	Common Stock	8,883
	CVR ENERGY INC COM	Common Stock	1,821
	CVS CAREMARK CORP COM	Common Stock	12,390
	CYTEC INDS INC COM	Common Stock	2,939
	D R HORTON INC COM	Common Stock	9,434
	DANAHER CORP COM	Common Stock	5,951
	DAVITA INC COM	Common Stock	4,425
	DEAN FOODS CO COM	Common Stock	8,052
	DEERE & CO COM	Common Stock	9,278
	DELL INC COM	Common Stock	45,786
	DELMONTE FOODS CO COM	Common Stock	3,458
	DELPHI FINL GRP INC CL A	Common Stock	3,359
	DELTA AIRLINES INC DEL COM	Common Stock	76,872
	DELUXE CORP COM	Common Stock	3,146
	DEVON ENERGY CORPORATION COM	Common Stock	32,054
	DEVRY INC DEL COM	Common Stock	3,872
	DIAMOND OFFSHORE DRILLING INC COM	Common Stock	8,207

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DICKS SPORTING GOODS INC COM	Common Stock	3,329
	DIEBOLD INC COM	Common Stock	3,497
	DILLARDS INC CL A COM	Common Stock	1,778
	DIRECTV GRP INC/THE COM	Common Stock	31,323
	DISCOVER FINANCIAL SERVICES COM	Common Stock	17,543
	DISCOVERY COMMUNICATIONS C COM	Common Stock	3,009
	DISH NETWORK CORP CL A COM	Common Stock	9,750
	DISNEY (WALT) COMPANY HOLDING COMPANY COM	Common Stock	37,937
	DOLLAR THRIFTY AUTOMOTIVE COM	Common Stock	1,765
	DOLLAR TREE INC COM	Common Stock	11,762
	DOMINION RESOURCES INC/VA COM	Common Stock	49,145
	DOMINOS PIZZA INC COM	Common Stock	1,588
	DOMTAR CORP COM	Common Stock	5,330
	DONALDSON CO INC. COM	Common Stock	2,483
	DONNELLEY R R & SONS CO COM	Common Stock	5,575
	DOVER CORP COM	Common Stock	6,361
	DOW CHEMICAL COM	Common Stock	69,047
	DOWNEY FINL CORP COM	Common Stock	29
	DPL INC COM	Common Stock	4,776
	DR PEPPER SNAPPLE GROUP COM	Common Stock	9,663
	DRESS BARN INC COM	Common Stock	2,432
	DRESSER RAND GROUP INC COM	Common Stock	2,095
	DST SYS INC DEL COM	Common Stock	2,038
	DSW INC-CLASS A COM	Common Stock	4,896
	DTE ENERGY CO COM	Common Stock	40,732
	DU PONT E I DE NEMOURS & CO COM	Common Stock	58,556
	DUKE ENERGY CORP COM	Common Stock	78,861
	DUKE RLTY INVTS INC COM NEW	Common Stock	1,524
	DUN & BRADSTREET CORP COM	Common Stock	2,324
	DUPONT FABROS TECHNOLOGY REIT	Common Stock	1,289
	E M C CORP MASS COM	Common Stock	36,931
	E*TRADE FINANCIAL CORP COM	Common Stock	5,857
	EASTMAN CHEMICAL COMPANY COM	Common Stock	8,918
	EASTMAN KODAK CO COM	Common Stock	8,676
	EATON CORP COM	Common Stock	10,575
	EATON VANCE CORP COM NON VTG	Common Stock	1,813
	EBAY INC COM	Common Stock	18,747
	ECOLAB INC COM	Common Stock	18,472
	EDISON INTL COM	Common Stock	57,349
	EL PASO CORP COM	Common Stock	4,778
	ELECTRONIC ARTS COM	Common Stock	3,992
	EMBARQ CORP-W/I COM	Common Stock	11,655
	EMCOR GRP INC COM	Common Stock	6,044
	EMERSON ELECTRIC CO COM	Common Stock	45,983
	ENDO PHARMACEUTICALS HLDGS INC COM	Common Stock	3,624

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ENDURANCE SPECIALTY HOLDINGS LTD COM	Common Stock	8,819
	ENERGIZER HLDGS INC COM	Common Stock	6,170
	ENSCO INTL INC COM	Common Stock	1,609
	ENTERGY CORP NEW COM	Common Stock	63,652
	EOG RES INC COM	Common Stock	5,093
	EQUITABLE RES INC COM	Common Stock	2,347
	EQUITY RESIDENTIAL SH BEN INT	Common Stock	3,588
	ERIE INDTY CO CL A	Common Stock	9,187
	ETHAN ALLEN INTERIORS INC COM	Common Stock	3,859
	EVEREST RE GROUP LTD COM	Common Stock	16,368
	EXELON CORP COM	Common Stock	111,396
	EXIDE TECHNOLOGIES COM	Common Stock	994
	EXPEDIA INC COM	Common Stock	3,518
	EXPEDITORS INTL WASH INC COM	Common Stock	7,314
	EXPRESS SCRIPTS INC CL A COM	Common Stock	19,574
	EXTERRAN HOLDINGS INC COM	Common Stock	3,310
	EXXON MOBIL CORP COM	Common Stock	883,420
	FAMILY DOLLAR STORES INC COM	Common Stock	14,627
	FBL FINL GRP INC CL A	Common Stock	2,288
	FEDERAL MOGUL CORP COM	Common Stock	3,477
	FEDERAL NATIONAL MORTGAGE ASSN COM	Common Stock	1,967
	FEDERATED INVS INC PA CL B	Common Stock	2,712
	FEDEX CORP COM	Common Stock	52,863
	FERRO CORP COM	Common Stock	1,144
	FIDELITY NATIONAL FINANCIAL — A COM	Common Stock	44,033
	FIDELITY NATIONAL INFORMATION COM	Common Stock	5,156
	FIFTH THIRD BANCORP COM	Common Stock	25,625
	FINISH LINE INC CL A	Common Stock	1,935
	FIRST AMERN CORP CALIF COM	Common Stock	20,825
	FIRST CITIZENS BANCSHARES INC CL A	Common Stock	4,402
	FIRST HORIZON NATIONAL CORP COM	Common Stock	6,737
	FIRST MIDWEST BANCORP INC DEL COM	Common Stock	3,565
	FIRST NIAGARA FINL GROUP INC NEW COM	Common Stock	3,856
	FIRSTENERGY CORP COM	Common Stock	23,222
	FIRSTMERIT CORP COM	Common Stock	5,817
	FLEETWOOD ENTERPRISES INC COM	Common Stock	148
	FLOWSERVE CORP COM	Common Stock	1,950
	FLUOR CORP NEW COM	Common Stock	15,198
	FMC CORP COM NEW	Common Stock	3,958
	FMC TECHNOLOGIES INC COM	Common Stock	2,580
	FOOT LOCKER INC COM	Common Stock	4,109
	FORD MTR CO COM	Common Stock	54,248
	FOREST LABS CL A	Common Stock	5,710
	FORMFACTOR INC COM	Common Stock	4,002
	FORTUNE BRANDS INC COM	Common Stock	10,953
	FOSSIL INC COM	Common Stock	3,605

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	FOSTER WHEELER LTD	Common Stock	2,990
	FOUNDATION COAL HOLDINGS INC COM	Common Stock	987
	FPL GROUP INC COM	Common Stock	27,556
	FRANKLIN RES INC COM	Common Stock	20,584
	FREDDIE MAC COM VTG	Common Stock	1,657
	FREEPORT MCMORAN COPPER & GOLD CL B COM	Common Stock	1,967
	FRESH DEL MONTE PRODUCE INC COM	Common Stock	4,050
	FRIEDMAN BILLINGS RAMSEY-A COM	Common Stock	236
	FRONTIER COMMUNICATIONS CORP COM	Common Stock	7,448
	FRONTIER OIL CORP COM	Common Stock	3,070
	FRONTLINE LTD COM	Common Stock	4,923
	FULLER H B CO COM	Common Stock	2,364
	FULTON FINANCIAL CORP COM	Common Stock	6,238
	GAMESTOP CORP CL A COM	Common Stock	5,070
	GANNETT CO COM	Common Stock	8,318
	GAP INC COM	Common Stock	28,613
	GARMIN LTD COM	Common Stock	2,534
	GATX CORP COM	Common Stock	2,001
	GENENTECH INC COM	Common Stock	16,722
	GENERAL DYNAMICS CORP COM	Common Stock	36,153
	GENERAL ELECTRIC CO COM	Common Stock	74,416
	GENERAL GROWTH PPTYS INC COM	Common Stock	131
	GENERAL MILLS INC COM	Common Stock	26,415
	GENERAL MOTORS CORP COM	Common Stock	19,019
	GENTEK INC GENTEX INC	Common Stock	2,189
	GENTEX CORP COM	Common Stock	2,471
	GENUINE PARTS CO COM	Common Stock	13,995
	GENWORTH FINANCIAL INC COM	Common Stock	7,915
	GENZYME CORP COM -GEN DIV	Common Stock	5,363
	GILEAD SCIENCES INC COM	Common Stock	3,941
	GLATFELTER	Common Stock	2,602
	GLOBAL INDS LTD COM	Common Stock	1,029
	GOLDMAN SACHS GROUP INC COM	Common Stock	19,523
	GOODRICH CORP COM	Common Stock	10,611
	GOODYEAR TIRE & RUBBER CO COM	Common Stock	18,618
	GOOGLE INC-CL A COM	Common Stock	10,707
	GRACE W R & CO DEL NEW COM	Common Stock	1,440
	GRANITE CONSTR INC COM	Common Stock	7,655
	GRAPHIC PACKAGING HLDG CO COM	Common Stock	2,242
	GREAT ATLANTIC & PAC TEA INC COM	Common Stock	1,956
	GREAT PLAINS ENERGY INC COM	Common Stock	5,512
	GREIF BROS CORP A	Common Stock	1,829
	GREY WOLF INC COM	Common Stock	1,446
	HALLIBURTON CO COM	Common Stock	14,910
	HANESBRANDS INC COM	Common Stock	4,379
	HANOVER INSURANCE GROUP COM	Common Stock	7,606

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HARLEY DAVIDSON INC COM	Common Stock	5,413
	HARLEYSVILLE GRP INC	Common Stock	5,267
	HARMAN INTL INDS INC NEW COM	Common Stock	5,508
	HARSCO CORP COM	Common Stock	1,807
	HARTFORD FINANCIAL SERVICES GRP COM	Common Stock	19,037
	HASBRO INC COM	Common Stock	11,660
	HAWAIIAN ELEC INDS INC COM	Common Stock	14,051
	HAYES LEMMERZ INTL INC COM	Common Stock	340
	HCC INS HLDGS INC COM	Common Stock	9,830
	HEALTH MGMT ASSOC INC NEW CL A	Common Stock	1,338
	HEALTH NET INC COM	Common Stock	9,609
	HEARST-ARGYLE TELEVISION INC COM	Common Stock	1,512
	HEARTLAND EXPRESS INC COM	Common Stock	2,889
	HEINZ H J CO COM	Common Stock	25,627
	HERBALIFE LTD COM	Common Stock	2,587
	HERSHEY COMPANY COM	Common Stock	18,438
	HERTZ GLOBAL HOLDINGS INC COM	Common Stock	9,436
	HESS CORP COM	Common Stock	33,806
	HEWITT ASSOC INC CL A	Common Stock	5,028
	HEWLETT-PACKARD CO COM	Common Stock	136,022
	HEXCEL CORP NEW COM	Common Stock	1,180
	HILL-ROM HOLDINGS INC COM	Common Stock	2,925
	HNI CORP COM	Common Stock	7,851
	HOLLY CORP COM PAR $0.01	Common Stock	3,536
	HOME DEPOT INC COM	Common Stock	157,587
	HONEYWELL INTL INC COM	Common Stock	79,117
	HORACE MANN EDUCATORS CORP NEW COM	Common Stock	1,985
	HORMEL FOODS CORP COM	Common Stock	6,204
	HOST MARRIOTT CORP NEW COM	Common Stock	3,790
	HOVNANIAN ENTERPRISES INC CL A	Common Stock	940
	HRPT PROPERTIES TRUST COM SH BEN INT	Common Stock	1,483
	HSN INC	Common Stock	1,929
	HUBBELL INC CL B COM	Common Stock	3,690
	HUDSON CITY BANCORP INC COM	Common Stock	3,673
	HUMANA INC COM	Common Stock	30,230
	HUNT J B TRANS SVCS INC COM	Common Stock	2,640
	HUNTINGTON BANCSHARES INC COM	Common Stock	27,484
	HUNTSMAN CORPORATION COM	Common Stock	3,944
	IAC / INTERACTIVECORP COM	Common Stock	14,161
	ILLINOIS TOOL WORKS INC COM	Common Stock	18,771
	IMS HEALTH INC COM	Common Stock	3,898
	INFINITY PROPERTY & CASUALTY COM	Common Stock	5,371
	INGERSOLL-RAND CO LTD COM	Common Stock	14,730
	INGRAM MICRO INC CL A	Common Stock	29,632
	INSIGHT ENTERPRISES INC COM	Common Stock	2,891
	INTEGRYS ENERGY GROUP INC COM	Common Stock	5,442

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	INTEL CORP COM	Common Stock	75,355
	INTERACTIVE BROKER GRD-CL A COM	Common Stock	1,879
	INTERACTIVE DATA CORP COM	Common Stock	4,051
	INTERNATIONAL PAPER CO COM	Common Stock	31,124
	INTERPUBLIC GRP COS INC COM	Common Stock	5,712
	INTERVAL LEISURE GROUP-W/I COM	Common Stock	2,060
	INTL BUSINESS MACHINES CORP COM	Common Stock	146,006
	INTL FLAVORS & FRAGRANCES INC COM	Common Stock	3,133
	INTL GAME TECHNOLOGY COM	Common Stock	2,657
	INVESCO LTD	Common Stock	6,276
	ISTAR FINANCIAL INC COM	Common Stock	1,123
	ITT CORP COM	Common Stock	12,026
	JABIL CIRCUIT INC COM	Common Stock	4,048
	JACK IN THE BOX INC COM	Common Stock	6,974
	JACOBS ENGR GRP INC COM	Common Stock	6,209
	JANUS CAPITAL GROUP INC COM	Common Stock	771
	JO-ANN STORES INC COM	Common Stock	2,394
	JOHNSON & JOHNSON COM	Common Stock	320,697
	JOHNSON CTLS INC COM	Common Stock	42,084
	JONES APPAREL GRP INC COM	Common Stock	2,289
	JONES LANG LASALLE INC COM	Common Stock	2,782
	JOY GLOBAL INC COM	Common Stock	1,477
	JP MORGAN CHASE & CO COM	Common Stock	257,180
	JUNIPER NETWORKS INC COM	Common Stock	9,970
	KB HOME COM	Common Stock	3,783
	KBR INC COM	Common Stock	8,785
	KELLOGG COMPANY COM	Common Stock	18,473
	KELLY SVCS INC CL A	Common Stock	7,454
	KENNAMETAL INC COM	Common Stock	2,932
	KEYCORP NEW COM	Common Stock	32,669
	KIMBERLY-CLARK CORP COM	Common Stock	63,642
	KINDRED HEALTHCARE INC COM	Common Stock	6,265
	KINETIC CONCEPTS INC COM	Common Stock	2,890
	KING PHARMACEUTICALS INC COM	Common Stock	4,115
	KLA TENCOR CORP COM	Common Stock	5,872
	KNIGHT CAPITAL GROUP INC-A COM	Common Stock	2,998
	KOHLS CORP COM	Common Stock	10,331
	KRAFT FOODS INC CL A COM	Common Stock	49,168
	KROGER CO COM	Common Stock	72,368
	KS CITY LIFE INS COM	Common Stock	3,557
	L-3 COMMUNICATIONS HLDGS INC COM	Common Stock	7,766
	LABORATORY CORP AMER HLDGS COM NEW	Common Stock	5,017
	LACLEDE GROUP,INC COM	Common Stock	3,767
	LAM RESEARCH CORP COM	Common Stock	4,364
	LAMAR ADVERTISING CO CL A	Common Stock	1,348
	LANDAMERICA FINL GRP INC COM	Common Stock	33

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	LANDSTAR SYS INC COM	Common Stock	2,330
	LAUDER ESTEE COS INC CL A	Common Stock	9,398
	LEAR CORP COM	Common Stock	1,543
	LEGG MASON INC COM	Common Stock	2,688
	LEGGETT & PLATT INC COM	Common Stock	6,783
	LEHMAN BROTHERS HOLDINGS INC COM	Common Stock	19
	LENDER PROCESS SERVICES COM	Common Stock	2,617
	LENNAR CORP COM CL A	Common Stock	5,752
	LENNOX INTERNATIONAL INC COM	Common Stock	9,616
	LEXMARK INTL INC CL A COM	Common Stock	10,386
	LIBERTY GLOBAL INC CL A COM	Common Stock	3,702
	LIBERTY MEDIA — INTERACTIVE CL A COM	Common Stock	4,922
	LIBERTY MEDIA HOLD — CAP SER A COM	Common Stock	4,109
	LIBERTY PPTY TR SH BEN INT	Common Stock	2,175
	LIFE TECHNOLOGIES CORP COM	Common Stock	3,656
	LILLY ELI & CO COM	Common Stock	53,102
	LIMITED BRANDS INC COM	Common Stock	17,404
	LINCOLN ELEC HLDS INC COM	Common Stock	2,635
	LINCOLN NATIONAL CORP COM	Common Stock	13,661
	LINEAR TECHNOLOGY CORP COM	Common Stock	4,995
	LITHIA MTRS INC CL A	Common Stock	1,047
	LIZ CLAIBORNE INC COM	Common Stock	1,221
	LOCKHEED MARTIN CORP COM	Common Stock	60,324
	LOEWS CORP — CAROLINA GROUP COM	Common Stock	61,013
	LORILLARD INC COM	Common Stock	25,631
	LOUISIANA-PAC CORP COM	Common Stock	716
	LOWE’S COS INC COM	Common Stock	39,440
	LUBRIZOL CORP COM	Common Stock	4,644
	M & T BK CORP COM	Common Stock	12,496
	M.D.C.HOLDINGS INC COM	Common Stock	2,296
	MACERICH CO COM	Common Stock	978
	MACY’S INC COM	Common Stock	13,895
	MAGELLAN HEALTH SVCS INC COM	Common Stock	5,806
	MANITOWOC COMPANY INC COM	Common Stock	2,000
	MANPOWER INC WIS COM	Common Stock	28,466
	MARATHON OIL CORP COM	Common Stock	28,460
	MARKEL HLDGS COM	Common Stock	14,947
	MARRIOTT INTERNATIONAL CL A COM	Common Stock	11,186
	MARSH & MCLENNAN COMPANIES INC COM	Common Stock	34,660
	MARSHALL & ILSLEY CORP COM	Common Stock	21,960
	MARVELL TECHNOLOGY GROUP LTD COM	Common Stock	1,379
	MASCO CORP COM	Common Stock	22,039
	MASSEY ENERGY CO COM	Common Stock	659
	MASTERCARD INC-CL A COM	Common Stock	4,877
	MATTEL INC COM	Common Stock	26,631
	MAX CAPITAL GROUP LTD COM	Common Stock	2,948

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MCAFEE INC COM	Common Stock	5,073
	MCCORMICK & CO INC COM	Common Stock	4,135
	MCDERMOTT INTL INC COM	Common Stock	1,508
	MCDONALDS CORP COM	Common Stock	49,632
	MCGRAW HILL COS INC	Common Stock	16,828
	MCKESSON CORP COM	Common Stock	63,039
	MDU RES GRP INC COM	Common Stock	4,508
	MEADWESTVACO CORP COM	Common Stock	9,995
	MEDCO HEALTH SOLUTIONS INC COM	Common Stock	41,407
	MEDTRONIC INC COM	Common Stock	9,922
	MEMC ELECTRONIC MATERIALS INC COM	Common Stock	1,164
	MERCK & CO INC COM	Common Stock	172,177
	MERCURY GEN CORP NEW COM	Common Stock	16,521
	MEREDITH CORP COM	Common Stock	3,805
	MERRILL LYNCH & CO INC COM	Common Stock	7,926
	METAVANTE TECHNOLOGIES COM	Common Stock	4,466
	METLIFE INC COM	Common Stock	66,886
	METROPCS COMMUNICATIONS INC COM	Common Stock	3,620
	METTLER-TOLEDO INTL INC COM	Common Stock	4,789
	MF GLOBAL LTD COM	Common Stock	2,568
	MGIC INVESTMENT CORP COM	Common Stock	1,241
	MGM MIRAGE COM	Common Stock	4,790
	MICROCHIP TECHNOLOGY INC COM	Common Stock	2,676
	MICRON TECHNOLOGY INC COM	Common Stock	2,502
	MICROS SYS INC COM	Common Stock	2,386
	MICROSOFT CORP COM	Common Stock	355,784
	MILLER (HERMAN) INC COM	Common Stock	1,561
	MINE SAFETY APPLIANCES CO COM	Common Stock	2,279
	MIRANT CORP COM	Common Stock	4,270
	MODINE MFG CO COM	Common Stock	1,943
	MOHAWK INDS INC COM	Common Stock	6,559
	MOLEX INC COM	Common Stock	2,455
	MOLINA HEALTHCARE INC COM	Common Stock	3,970
	MOLSON COORS BREWING CO -B COM	Common Stock	10,778
	MONACO COACH CORP COM	Common Stock	588
	MONSANTO CO COM	Common Stock	7,532
	MONSTER WORLDWIDE INC COM	Common Stock	3,008
	MONTPELIER RE HOLDINGS LTD COM	Common Stock	8,232
	MOODY’S CORPORATION COM	Common Stock	4,504
	MORGAN STANLEY COM	Common Stock	14,587
	MOSAIC CO/THE COM	Common Stock	1,931
	MOTOROLA INC COM	Common Stock	34,547
	MSCI INC-A COM	Common Stock	5,603
	MUELLER INDS INC COM	Common Stock	6,702
	MURPHY OIL CORP COM	Common Stock	5,486
	NABORS INDUSTRIES LTD COM	Common Stock	2,029

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NACCO INDS INC CL A COM	Common Stock	2,051
	NALCO HOLDING CO COM	Common Stock	2,555
	NASDAQ OMX GROUP/THE COM	Common Stock	4,735
	NASH FINCH CO COM	Common Stock	3,662
	NATIONAL CITY CORP COM	Common Stock	16,476
	NATIONAL FUEL GAS CO NJ COM	Common Stock	3,475
	NATIONAL HLTH INVS INC COM	Common Stock	2,794
	NATIONAL OILWELL VARCO INC COM	Common Stock	9,695
	NATIONAL SEMICONDUCTOR CORP COM	Common Stock	3,097
	NATIONAL WESTN LIFE INS CO CL A	Common Stock	2,520
	NATIONWIDE FINL SVCS INC CL A	Common Stock	26,629
	NBTY INC COM	Common Stock	1,399
	NCR CORPORATION COM	Common Stock	8,007
	NETAPP INC COM	Common Stock	4,741
	NETFLIX.COM INC COM	Common Stock	3,407
	NEW JERSEY RES CORP COM	Common Stock	7,767
	NEW YORK CMNTY BANCORP INC COM	Common Stock	11,431
	NEW YORK TIMES CO CL A COM	Common Stock	5,244
	NEWELL RUBBERMAID INC COM	Common Stock	5,639
	NEWFIELD EXPL CO COM	Common Stock	2,883
	NEWMONT MNG CORP COM	Common Stock	14,286
	NEWS CORP INC CLASS A COM	Common Stock	32,148
	NICOR INC COM	Common Stock	6,891
	NII HLDGS INC CL B	Common Stock	1,313
	NIKE INC CL B COM	Common Stock	60,245
	NISOURCE INC COM	Common Stock	12,036
	NOBLE ENERGY INC COM	Common Stock	9,445
	NORDSTROM INC COM	Common Stock	4,324
	NORFOLK SOUTHERN CORP COM	Common Stock	25,059
	NORTHEAST UTILS COM	Common Stock	9,960
	NORTHERN TRUST CORP COM	Common Stock	9,849
	NORTHROP GRUMMAN CORP COM	Common Stock	34,170
	NORTHWEST NAT GAS CO COM	Common Stock	3,770
	NOVELL INC COM	Common Stock	2,093
	NOVELLUS SYS COM	Common Stock	4,195
	NRG ENERGY INC COM	Common Stock	7,304
	NSTAR COM	Common Stock	15,518
	NU SKIN ENTERPRISES INC CL A	Common Stock	2,836
	NUCOR CORP COM	Common Stock	11,560
	NV ENERGY INC COM	Common Stock	4,674
	NVIDIA CORP COM	Common Stock	5,293
	NVR INC COM	Common Stock	10,197
	O REILLY AUTOMOTIVE INC COM	Common Stock	4,152
	OCCIDENTAL PETE CORP COM	Common Stock	32,012
	ODYSSEY RE HOLDINGS CORP COM	Common Stock	11,471
	OFFICE DEPOT INC COM	Common Stock	12,843

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	OFFICEMAX INC COM	Common Stock	5,091
	OGE ENERGY CORP COM	Common Stock	6,460
	OLD REP INTL CORP COM	Common Stock	19,134
	OLIN CORP COM	Common Stock	2,881
	OM GRP INC COM	Common Stock	1,979
	OMNICARE INC COM	Common Stock	6,055
	OMNICOM GROUP INC COM	Common Stock	18,549
	ONEBEACON INSURANCE GRP LT COM	Common Stock	4,473
	ONEOK INC COM	Common Stock	5,346
	ORACLE CORP COM	Common Stock	40,278
	OVERSEAS SHIPHLDG GP INC COM	Common Stock	1,638
	OWENS & MINOR INC NEW COM	Common Stock	8,968
	OWENS CORNING INC COM	Common Stock	7,336
	OWENS ILLINOIS INC COM NEW	Common Stock	8,907
	PACCAR INC COM	Common Stock	19,079
	PACIFIC SUNWEAR CALIF INC COM	Common Stock	557
	PACKAGING CORP AMER COM	Common Stock	5,006
	PACTIV CORP COM	Common Stock	3,141
	PACWEST BANCORP COM	Common Stock	6,340
	PALL CORP COM	Common Stock	7,988
	PARK NATL CORP COM	Common Stock	4,048
	PARKER HANNIFIN CORP COM	Common Stock	7,312
	PARTNERRE LTD COM	Common Stock	26,391
	PATTERSON COS INC COM	Common Stock	4,590
	PATTERSON-UTI ENERGY INC COM	Common Stock	1,174
	PAYCHEX INC COM	Common Stock	11,445
	PC CONNECTION INC COM	Common Stock	2,916
	PEABODY ENERGY CORP COM	Common Stock	3,052
	PENNEY J C INC COM	Common Stock	43,173
	PENSKE AUTO GROUP INC COM	Common Stock	2,254
	PENTAIR INC COM	Common Stock	2,275
	PEOPLE’S UNITED FINANCIAL INC COM	Common Stock	9,879
	PEP BOYS MANNY MOE & JACK COM	Common Stock	1,620
	PEPCO HOLDINGS INC COM	Common Stock	10,946
	PEPSI BOTTLING GRP INC COM	Common Stock	9,959
	PEPSICO INC COM	Common Stock	72,670
	PERINI CORP COM	Common Stock	3,907
	PERKINELMER INC COM	Common Stock	1,460
	PETSMART INC COM	Common Stock	3,423
	PFIZER INC COM	Common Stock	251,085
	PG&E CORP COM	Common Stock	49,412
	PHH CORP COM NEW	Common Stock	4,122
	PHILIP MORRIS INTL INC COM	Common Stock	48,987
	PHILLIPS VAN HEUSEN CORP COM	Common Stock	4,749
	PHOENIX COMPANIES INC COM	Common Stock	2,989
	PIEDMONT NATURAL GAS INC COM	Common Stock	4,465

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PINNACLE WEST CAP CORP COM	Common Stock	19,350
	PIONEER NATURAL RESOURCES CO COM	Common Stock	1,228
	PITNEY BOWES INC COM	Common Stock	11,910
	PLANTRONICS INC NEW COM	Common Stock	2,072
	PLATINUM UNDERWRITERS HOLDINGS LTD COM	Common Stock	5,248
	PLEXUS CORP COM	Common Stock	2,793
	PLUM CREEK TIMBER CO INC COM	Common Stock	6,236
	PMI GRP INC COM	Common Stock	2,366
	PNC FINANCIAL SERVICES GROUP INC COM	Common Stock	19,748
	PNM RESOURCES INC COM	Common Stock	2,974
	POLARIS INDS INC COM	Common Stock	2,997
	POLO RALPH LAUREN CORP CL A	Common Stock	5,275
	POLYCOM INC COM	Common Stock	1,740
	POOL CORP COM	Common Stock	2,761
	POPULAR INC COM	Common Stock	12,652
	PORTLAND GEN ELEC CO COM	Common Stock	3,670
	POTLATCH CORP COM	Common Stock	2,218
	PPG INDUSTRIES INC COM	Common Stock	13,862
	PPL CORP COM	Common Stock	14,357
	PRAXAIR INC COM	Common Stock	7,511
	PRECISION CASTPARTS CORP COM	Common Stock	3,562
	PRIDE INTERNATIONAL INC COM	Common Stock	2,713
	PRINCIPAL FINANCIAL GROUP COM	Common Stock	14,664
	PROASSURANCE CORP COM	Common Stock	4,308
	PROCTER & GAMBLE CO COM	Common Stock	122,808
	PROGRESS ENERGY INC COM	Common Stock	25,710
	PROGRESSIVE CORP OHIO COM	Common Stock	52,032
	PROLOGIS TR SH BEN INT	Common Stock	1,176
	PROTECTIVE LIFE CORP COM	Common Stock	3,351
	PRUDENTIAL FINANCIAL INC COM	Common Stock	43,788
	PUBLIC SERVICE ENTERPRISE GROUP INC COM	Common Stock	48,534
	PUBLIC STORAGE INC COM	Common Stock	5,458
	PUGET ENERGY INC NEW COM	Common Stock	4,365
	PULTE HOME INC COM	Common Stock	7,480
	QLOGIC CORP COM	Common Stock	2,315
	QUALCOMM INC COM	Common Stock	11,117
	QUEST DIAGNOSTICS INC COM	Common Stock	3,108
	QUEST SOFTWARE INC COM	Common Stock	2,742
	QUESTAR CORP COM	Common Stock	3,171
	QWEST COMMUNICATIONS INTL INC COM	Common Stock	43,352
	R L I CORP COM	Common Stock	3,587
	RADIOSHACK CORP COM	Common Stock	7,782
	RAYMOND JAMES FINANCIAL INC COM	Common Stock	7,661
	RAYONIER INC RAYONIER INC (REIT)	Common Stock	2,897
	RAYTHEON CO COM	Common Stock	48,442
	REDWOOD TR INC COM	Common Stock	3,318

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	REGAL ENTERTAINMENT GROUP-A COM	Common Stock	21,836
	REGIONS FINANCIAL CORP COM	Common Stock	53,119
	REGIS CORP MINN COM	Common Stock	1,461
	REINSURANCE GRP AMER INC COM	Common Stock	9,535
	RELIANCE STL & ALUM CO COM	Common Stock	1,110
	RELIANT ENERGY INC COM	Common Stock	7,056
	RENAISSANCERE HOLDINGS LTD COM	Common Stock	8,660
	RENT-A-CENTER INC COM	Common Stock	4,347
	REPUBLIC SVCS INC COM	Common Stock	26,262
	RESOURCES CONNECTION INC COM	Common Stock	2,569
	RETAIL VENTURES INC COM	Common Stock	3,504
	REYNOLDS AMERICAN INC COM	Common Stock	36,195
	RITE AID CORP COM	Common Stock	1,890
	ROBERT HALF INTL INC COM	Common Stock	11,484
	ROCKWELL AUTOMATION INC COM	Common Stock	11,063
	ROCKWELL COLLINS-WI COM	Common Stock	9,587
	ROCKWOOD HOLDINGS INC COM	Common Stock	1,856
	ROHM & HAAS CO COM	Common Stock	12,002
	ROLLINS INC COM	Common Stock	4,071
	ROPER INDS INC NEW COM	Common Stock	2,816
	ROSS STORES INC COM	Common Stock	11,766
	ROWAN COS INC COM	Common Stock	1,368
	ROYAL CARIBBEAN CRUISES LTD COM	Common Stock	3,727
	RPM INTL INC COM	Common Stock	5,346
	RSC HOLDINGS INC COM	Common Stock	2,443
	RUDDICK CORP COM	Common Stock	3,914
	RUSH ENTERPRISES INC COM	Common Stock	2,856
	RYDER SYS INC COM	Common Stock	4,606
	S & T BANCORP INC COM	Common Stock	3,938
	SAFETY INSURANCE GROUP INC COM	Common Stock	3,900
	SAFEWAY INC COM NEW	Common Stock	40,764
	SAIC INC COM	Common Stock	20,322
	SAKS INC COM	Common Stock	2,539
	SANDISK CORP COM	Common Stock	5,173
	SANMINA-SCI CORP COM	Common Stock	4,027
	SARA LEE CORP COM	Common Stock	34,456
	SCANA CORP W-I COM	Common Stock	11,062
	SCHEIN HENRY INC COM	Common Stock	7,893
	SCHERING-PLOUGH CORP COM	Common Stock	4,038
	SCHLUMBERGER LTD COM	Common Stock	9,327
	SCHOLASTIC CORP COM	Common Stock	1,888
	SCHWAB CHARLES CORP NEW COM	Common Stock	19,033
	SCRIPPS CO (E.W.) COM	Common Stock	1,548
	SEABOARD CORP DEL COM	Common Stock	1,120
	SEACOR HLDGS INC	Common Stock	4,310
	SEAGATE TECHNOLOGY COM	Common Stock	7,382

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SEALED AIR CORP NEW COM	Common Stock	6,146
	SEARS HOLDINGS CORP COM	Common Stock	33,812
	SEI INVT CO COM	Common Stock	2,729
	SELECTIVE INS GRP INC COM	Common Stock	7,898
	SEMPRA ENERGY COM	Common Stock	26,716
	SERVICE CORP INTL COM	Common Stock	3,170
	SHERWIN-WILLIAMS CO COM	Common Stock	18,950
	SILGAN HOLDINGS INC COM	Common Stock	2,874
	SIMON PPTY GRP INC NEW COM	Common Stock	3,329
	SKECHERS U S A INC CL A	Common Stock	3,913
	SLM CORP COM	Common Stock	2,017
	SMITH A O CORP CL B	Common Stock	3,401
	SMITH INTL CORP COM	Common Stock	2,826
	SMITHFIELD FOODS INC COM	Common Stock	2,847
	SMURFIT-STONE CONTAINER CORP COM	Common Stock	575
	SNAP ON INC COM	Common Stock	4,736
	SONIC AUTOMOTIVE INC CL A	Common Stock	1,269
	SONOCO PRODS CO COM	Common Stock	3,894
	SOUTH FINL GRP INC COM	Common Stock	4,210
	SOUTHERN CO COM	Common Stock	53,395
	SOUTHERN COPPER CORP COM	Common Stock	22,876
	SOUTHWEST AIRLINES CO COM	Common Stock	23,562
	SOUTHWEST GAS CORP COM	Common Stock	2,722
	SOVEREIGN BANCORP INC COM	Common Stock	4,173
	SPECTRA ENERGY CORP COM	Common Stock	5,575
	SPIRIT AEROSYSTEMS HOLD-CL A COM	Common Stock	2,196
	SPRINT NEXTEL COM	Common Stock	18,872
	SPX CORP COM	Common Stock	2,840
	ST JOE COMPANY COM	Common Stock	2,510
	ST JUDE MED INC COM	Common Stock	2,831
	STANCORP FINANCIAL GROUP COM	Common Stock	9,393
	STANDARD PACIFIC CORP COM	Common Stock	3,382
	STANLEY WKS COM	Common Stock	4,537
	STAPLES INC COM	Common Stock	43,734
	STARBUCKS CORP COM	Common Stock	5,960
	STARWOOD HOTELS & RESORTS COM	Common Stock	8,732
	STATE AUTO FINL CORP COM	Common Stock	3,353
	STATE STREET CORP COM	Common Stock	19,142
	STEEL DYNAMICS INC COM	Common Stock	965
	STEELCASE INC CL A	Common Stock	5,105
	STEIN MART INC COM	Common Stock	900
	STERIS CORP COM	Common Stock	2,452
	STONE ENERGY CORP COM	Common Stock	736
	STRYKER CORP COM	Common Stock	5,273
	SUN MICROSYSTEMS INC COM	Common Stock	7,816
	SUNOCO INC COM	Common Stock	73,210

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SUNTRUST BANKS INC COM	Common Stock	39,183
	SUPERVALU INC COM	Common Stock	12,388
	SYBASE INC COM	Common Stock	2,637
	SYMANTEC CORP COM	Common Stock	21,736
	SYNOPSYS INC COM	Common Stock	4,054
	SYNOVUS FINANCIAL CORP COM	Common Stock	22,629
	SYSCO CORP COM	Common Stock	43,711
	SYSTEMAX INC COM	Common Stock	2,192
	T HQ INC COM NEW	Common Stock	870
	T ROWE PRICE GROUP INC COM	Common Stock	3,378
	TARGET CORP COM	Common Stock	25,329
	TCF FINL CORP COM	Common Stock	9,849
	TD AMERITRADE HOLDING CORP COM	Common Stock	8,724
	TECH DATA CORP COM	Common Stock	26,085
	TECHNITROL INC COM	Common Stock	687
	TECO ENERGY INC COM	Common Stock	5,341
	TELEDYNE TECHNOLOGIES INC COM	Common Stock	2,208
	TELEPHONE & DATA SYS INC COM	Common Stock	13,601
	TELLABS INC COM	Common Stock	5,076
	TEMPLE INLAND INC COM	Common Stock	7,439
	TENET HEALTHCARE CORP COM	Common Stock	2,197
	TENNECO INC COM	Common Stock	1,423
	TERADATA CORP COM	Common Stock	3,487
	TERADYNE INC COM	Common Stock	2,462
	TEREX CORP COM	Common Stock	7,882
	TERRA INDS INC COM	Common Stock	1,160
	TESORO CORP COM	Common Stock	8,609
	TEXAS INSTRUMENTS INC COM	Common Stock	35,619
	TEXTRON INC COM	Common Stock	6,107
	TFS FINANCIAL CORP COM	Common Stock	6,085
	THE MCCLATCHY COMPANY CL A	Common Stock	1,020
	THE SCOTTS MIRACLE GRO COMPANY	Common Stock	8,432
	THERMO FISHER SCIENTIFIC CORP COM	Common Stock	8,843
	THOR INDS INC COM	Common Stock	3,065
	TICKETMASTER COM	Common Stock	2,476
	TIDEWATER INC COM	Common Stock	2,201
	TIFFANY & CO COM	Common Stock	3,419
	TIMBERLAND CO CL A	Common Stock	2,737
	TIME WARNER CABLE CL A COM	Common Stock	45,692
	TIME WARNER INC COM	Common Stock	76,573
	TIMKEN CO COM	Common Stock	6,380
	TJX COS INC NEW COM	Common Stock	24,655
	TOLL BROTHERS INC COM	Common Stock	8,885
	TORCHMARK CORP COM	Common Stock	10,806
	TORO CO COM	Common Stock	3,881
	TOTAL SYS SVCS INC COM	Common Stock	6,958

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TRACTOR SUPPLY CO COM	Common Stock	4,580
	TRANSATLANTIC HLDGS INC COM	Common Stock	12,972
	TRANSOCEAN LTD	Common Stock	5,566
	TRAVELERS COS INC COM	Common Stock	104,287
	TREE.COM INC	Common Stock	135
	TRINITY INDS INC COM	Common Stock	1,351
	TRIPLES-S MANAGEMENT CORP-B COM	Common Stock	2,503
	TRUEBLUE INC COM	Common Stock	3,244
	TRUSTMARK CORP COM	Common Stock	4,875
	TRW AUTOMOTIVE HOLDINGS CORP COM	Common Stock	9,036
	TUPPERWARE CORP COM	Common Stock	2,330
	TWEEN BRANDS INC COM	Common Stock	1,394
	TYCO ELECTRONICS LTD COM	Common Stock	10,756
	TYCO INTERNATIONAL LTD COM	Common Stock	36,616
	TYSON FOODS INC COM CL A	Common Stock	12,065
	U S CELLULAR CORP COM	Common Stock	7,412
	UAL CORP UAL CORP COM	Common Stock	46,127
	UGI CORP NEW COM	Common Stock	9,990
	UNION PACIFIC CORP COM	Common Stock	33,592
	UNISYS CORP COM	Common Stock	1,462
	UNITED BANKSHARES INC W VA COM	Common Stock	4,411
	UNITED FIRE & CAS CO COM	Common Stock	4,486
	UNITED PARCEL SERVICE CL B COM	Common Stock	70,650
	UNITED RENTALS INC COM	Common Stock	2,753
	UNITED STATES STEEL CORP COM	Common Stock	3,938
	UNITED STATIONERS COM	Common Stock	4,341
	UNITED TECHNOLOGIES CORP COM	Common Stock	97,065
	UNITEDHEALTH GROUP INC COM	Common Stock	98,445
	UNITRIN INC COM	Common Stock	13,235
	UNIVERSAL AMERN FINL CORP COM	Common Stock	3,038
	UNIVERSAL CORP VA COM	Common Stock	3,625
	UNIVERSAL HLTH SVCS INC CL B COM	Common Stock	2,106
	UNUMPROVIDNET GROUP COM	Common Stock	18,017
	URS CORP NEW COM	Common Stock	4,340
	US AIRWAYS GROUP INC COM	Common Stock	26,682
	US BANCORP DEL COM NEW	Common Stock	88,889
	USA MOBILITY INC COM	Common Stock	7,530
	USEC INC COM	Common Stock	3,983
	USG CORP COM NEW	Common Stock	3,412
	UST INC COM	Common Stock	25,091
	UTI WORLDWIDE INC COM	Common Stock	3,536
	V F CORP COM	Common Stock	6,764
	VALERO ENERGY CORP COM	Common Stock	70,905
	VALHI INC COM	Common Stock	2,244
	VALLEY NATIONAL BANCORP COM	Common Stock	7,177
	VALSPAR CORP COM	Common Stock	3,236

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	VARIAN INC COM	Common Stock	3,302
	VARIAN MED SYS INC COM	Common Stock	2,909
	VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	Common Stock	1,846
	VECTOR GROUP LTD COM	Common Stock	3,116
	VECTREN CORP COM	Common Stock	6,478
	VERISIGN INC COM	Common Stock	4,051
	VERIZON COMMUNICATIONS COM	Common Stock	449,809
	VIACOM INC CL B COM	Common Stock	14,654
	VIAD CORP COM	Common Stock	3,750
	VIRGIN MEDIA INC COM	Common Stock	2,626
	VISA INC CLASS A SHARES COM	Common Stock	8,139
	VISHAY INTERTECHNOLOGY INC COM	Common Stock	3,021
	VISTEON CORP COM	Common Stock	647
	VMWARE INC-CL A COM	Common Stock	3,786
	VOLT INFO SCIENCES INC COM	Common Stock	3,201
	VORNADO REALTY TRUST COM	Common Stock	2,731
	VULCAN MATERIALS CO COM	Common Stock	3,905
	W W GRAINGER INC COM	Common Stock	7,398
	W&T OFFSHORE INC COM	Common Stock	1,308
	WABCO HOLDINGS INC COM	Common Stock	1,728
	WACHOVIA CORP COM	Common Stock	74,551
	WADDELL & REED FINL INC CL A COM	Common Stock	1,309
	WAL-MART STORES INC COM	Common Stock	294,453
	WALGREEN CO COM	Common Stock	33,985
	WARNACO GRP INC COM	Common Stock	2,168
	WARNER MUSIC GROUP CORP COM	Common Stock	2,621
	WASHINGTON FED INC COM	Common Stock	3,600
	WASHINGTON MUTUAL INC COM	Common Stock	506
	WASHINGTON POST CO CL B COM	Common Stock	5,134
	WASTE MGMT INC DEL COM	Common Stock	23,492
	WATERS CORP COM	Common Stock	4,683
	WATSON PHARMACEUTICALS INC COM	Common Stock	4,873
	WATTS INDS INC CL A	Common Stock	2,939
	WCI COMMUNITIES COM	Common Stock	161
	WEATHERFORD INTERNATIONAL LTD COM	Common Stock	1,290
	WEBSTER FINL CORP WATERBURY CONN COM	Common Stock	2,946
	WEIS MKTS INC COM	Common Stock	3,859
	WELLCARE HEALTH PLANS	Common Stock	1,661
	WELLPOINT INC COM	Common Stock	113,167
	WELLS FARGO & CO COM	Common Stock	235,943
	WENDY’S/ARBY’S GROUP INC COM CL A	Common Stock	1,356
	WERNER ENTERPRISES INC COM	Common Stock	3,381
*	WESCO FINL CORP COM	Common Stock	4,352
*	WESCO INTL INC COM	Common Stock	2,496
	WESTAR ENERGY INC COM	Common Stock	4,397

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2008	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WESTERN DIGITAL CORP COM	Common Stock	3,693
	WESTERN UNION CO COM	Common Stock	4,732
	WEYERHAEUSER CO COM	Common Stock	20,516
	WGL HLDG INC COM	Common Stock	4,163
	WHIRLPOOL CORP COM	Common Stock	16,865
	WHITE MOUNTAINS INSURANCE GROUP LTD	Common Stock	8,431
	WHITNEY HLDG CORP COM	Common Stock	3,473
	WILEY JOHN & SONS INC CL A	Common Stock	2,880
	WILLIAMS COS INC COM	Common Stock	14,073
	WILLIAMS SONOMA INC COM	Common Stock	8,107
	WILMINGTON TR CORP COM	Common Stock	6,067
	WINDSTREAM CORP COM	Common Stock	4,463
	WINN-DIXIE STORES INC COM	Common Stock	3,683
	WISCONSIN ENERGY CORP COM	Common Stock	9,084
	WORLD FUEL SVCS CORP	Common Stock	25,339
	WORTHINGTON INDS INC COM	Common Stock	4,519
	WYETH COM	Common Stock	109,903
	WYNDHAM WORLDWIDE CORP-W/I COM	Common Stock	2,337
	XCEL ENERGY INC COM	Common Stock	36,684
	XEROX CORP COM	Common Stock	12,282
	XILINX INC COM	Common Stock	6,379
	XL CAPITAL LTD COM	Common Stock	8,370
	XTO ENERGY INC COM	Common Stock	4,025
	YAHOO! INC COM	Common Stock	8,185
	YRC WORLDWIDE INC COM	Common Stock	1,539
	YUM! BRANDS INC COM	Common Stock	19,083
	ZENITH NATL INS CORP COM	Common Stock	5,309
	ZIMMER HOLDINGS INC COM	Common Stock	5,474
	ZIONS BANCORP COM	Common Stock	17,571

	RAFI Enhanced Large Company
	Fund Total		17,744,056

*	Participant Loans	5.0%-10.0% with maturity dates through 2013	7,280,126

	Participant Loans Total		7,280,126

	Total Investments at Fair Value		$280,736,591

*	Denotes party-in-interest, for which a statutory exemption exists.

WESCO Distribution, Inc.
Retirement Savings Plan
Consents of Independent Registered Public Accounting Firms
December 29, 2008 and 2007
EXHIBITS
     The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description

23.1	Consent of Alpern Rosenthal (filed herewith)
23.2	Consent of Freed Maxick & Battaglia, CPAs, P.C. (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc. Retirement Savings Plan
Date: June 29, 2009	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan Investment and Administrative Committees